UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Amneal Pharmaceuticals, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01

(Title of Class of Securities)

03168L105

(CUSIP Number)

Edward Coss

c/o McCabe Heidrich & Wong, PC

Parsippany, NJ 07054-4513

(908) 409-6700

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 5, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03168L105	13D	Page 1 of 3 pages

1	Names of Reporting Persons APHC Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 03168L105	13D	Page 2 of 3 pages

Explanatory Note

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and supplements that Statement on Schedule 13D filed with the United States Securities and Exchange Commission on May 14, 2018, (the “Schedule 13D”), relating to the Class A Common Stock (the “Class A Common Stock”), of Amneal Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Statement.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is amended and supplemented by inserting the following information:

On July 5, 2018, as part of the plan of dissolution and liquidation of the Reporting Person, the Reporting Person made a pro rata, in-kind distribution of 171,260,707 Common Units of Amneal Pharmaceuticals LLC and 171,260,707 shares of Class B Common Stock of the Issuer to its members for no consideration. Also on July 5, 2018 in connection with the dissolution and liquidation of the Reporting Person, the Reporting Person made a pro rata, in-kind distribution of 6,886,140 shares of Class A Common Stock of the Issuer to its members who were holders of profit participation units for no consideration.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b)	This Amendment No. 1 is being filed on behalf of the Reporting Person to report that, as of July 5, 2018, the Reporting Person does not beneficially own any shares of the Issuer’s Class A Common Stock.

(c)	Except as set forth in Item 4, since the most recent filing on Schedule 13D, neither the Reporting Person nor any Related Persons has effected any transaction in the Common Stock.

(d)	None.

(e)	As of July 5, 2018, the Reporting Person ceased to be the beneficial owner of more than five percent of the Class A Common Stock of the Issuer.

CUSIP No. 03168L105	13D	Page 3 of 3 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    July 9, 2018

APHC Holdings, LLC

By:	/s/ Chirag Patel
Name:	Chirag Patel
Title:	Manager